MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C. V6B 2X6

December 8, 2003	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

 Granting of Stock Options

The Company wishes to announce that it has granted 150,000 incentive stock options to an officer of the Company.

The options are for a period of five years commencing December 8, 2003 at a price of $0.35 per share.

All option agreements are subject to the acceptance of the TSX Venture Exchange.

On behalf of the Board

“Dennis L. Higgs”

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.